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SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45335

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Huntington Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
41 South High Street, 9th Floor
(No. and Street)

Columbus (City) Ohio (State) 43215 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ari M. Altman (614) 480-3654
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *of individual, state last, first, middle name*)

155 East Broad Street (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2005 B
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 3-28-2005

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/23

OATH OR AFFIRMATION

I, Ari M. Altman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Huntington Capital Corp., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer
Title

Notary Public


NOTARIAL SEAL
STATE OF OHIO

SANDRA KAY BADER
Notary Public, State of Ohio
My commission expires 10/28/2009
Recorded in Fairfield County

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Huntington Capital Corp.

A Wholly Owned Subsidiary of Huntington Bancshares Incorporated

Statement of Financial Condition as of December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5 (e)(3) as a PUBLIC document

SEC File Number 8-45335

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

DATE—December 31, 2004

Huntington Capital Corp.
(Name of Respondent)

41 S. High Street, Columbus, Ohio 43287
(Address of principal executive office)

Ari Altman
Huntington Capital Corp.
41 S. High Street
Columbus, Ohio 43287
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Huntington Capital Corp.

We have audited the accompanying statement of financial condition of Huntington Capital Corp. (the "Company"), a wholly owned subsidiary of Huntington Bancshares Incorporated, as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Huntington Capital Corp. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 25, 2005

HUNTINGTON CAPITAL CORP.
A Wholly Owned Subsidiary of Huntington Bancshares Incorporated

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$ 3,618,025
Cash segregated for regulatory purposes	100,000
Deposit with clearing broker-dealer	100,000
Receivables from broker-dealers	7,856,218
Securities failed to deliver	747,705
Securities owned—at fair value	8,882,792
Accrued income and other assets	464,055
TOTAL ASSETS	$ 21,768,795

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 446,542
Securities sold—not yet purchased, at fair value	1,744,922
Securities sold under agreement to repurchase	4,782,400
Income taxes payable to parent	456,781
Subordinated note payable to affiliate—subordinated to claims of general creditors	5,000,000
Accrued expenses and other liabilities	363,941
Total liabilities	12,794,586
STOCKHOLDER'S EQUITY:	
Common stock without par value: 750 shares authorized; 10 shares issued and outstanding	100,000
Retained earnings	8,874,209
Total stockholder's equity	8,974,209
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 21,768,795

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Huntington Capital Corp. ("HCC") is a wholly owned subsidiary of Huntington Bancshares Incorporated ("HBI"). HCC is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. Primary services offered by HCC include institutional sales and trading of securities, public finance, investment banking, and other financial advisory services.

HCC does not hold customer funds or securities. Securities are held in safekeeping with The Huntington National Bank ("HNB"), a wholly owned subsidiary of HBI, and other depository institutions.

Under clearing agreements, National Financial Services Corporation ("NFS") clears transactions primarily for HCC's retail customers and carries the accounts of such customers on a fully-disclosed basis as customers of NFS.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Securities Transactions and Revenue Recognition—Proprietary inventory transactions, commission revenue, and related expenses are recorded on a trade-date basis.

Fee-based revenues received for promoting and distributing mutual funds are generally based on average daily net asset balance or average daily fund sales.

Fair Value of Financial Instruments—Securities owned and securities sold—not yet purchased, are carried at fair value. Fair value is generally based upon market prices or amounts that approximate quoted values for securities of comparable quality, maturity, and interest rate. The unrealized gains and losses are included in revenues.

Substantially all of HCC's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash, securities owned, securities purchased under agreement to resell, and certain receivables are carried at fair value or contracted amounts, which approximates fair value. Similarly liabilities including securities sold—not yet purchased, securities sold under agreements to repurchase, liability subordinated to claims of general creditors, and certain payables are carried at fair value or contracted amounts approximating fair value.

2. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of a third party money market mutual fund and cash. Cash in the amount of $120,000 was held in a deposit account with HNB at December 31, 2004.

3. CASH SEGREGATED FOR REGULATORY PURPOSES

Cash of $100,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

4. SECURITIES OWNED AND SECURITIES SOLD—NOT YET PURCHASED

Securities owned and securities sold—not yet purchased at December 31, 2004 consisted of the following:

Security	Securities Owned	Securities Sold—Not Yet Purchased
U.S. and Canadian government and government agency obligations	$ 4,883,008	$ 1,744,922
State and municipal government obligations	3,997,283	
Stocks and warrants	2,501	
Total	$ 8,882,792	$ 1,744,922

U.S. government and government agency obligations of $4,782,400 were subject to repurchase on January 3, 2005. HNB is the counterparty to the agreement.

5. SECURITIES TRANSACTIONS NOT YET SETTLED AND SECURITIES FAILED TO DELIVER

Receivables from other broker-dealers related to transactions not yet settled are recorded at the amounts for which the securities were sold and are owed upon delivery of the securities to the other broker-dealer. The asset for unsettled securities transactions amounted to $7,856,218 at December 31, 2004 and is included in Receivables from broker-dealer. For Securities failed to deliver, if delivery of the securities is not made to the buying broker by the settlement date, the trade shows long on the stock record with a corresponding receivable on the balance sheet. The asset for Securities failed to deliver at December 31, 2004 was $747,705.

6. RESALE AND REPURCHASE AGREEMENTS

Resale and repurchase agreements are collateralized financing transactions recorded at their contractual amounts including accrued interest. These agreements are generally collateralized by U.S. government and government agency obligations. To collateralize these transactions, HCC obtains possession of the securities purchased under resale agreements with a fair value in excess of the principal amount loaned plus accrued interest. This collateral is valued on a daily basis and HCC may require counterparties to deposit additional securities or return securities when appropriate.

7. INCOME TAXES

HCC is included in the consolidated federal income tax return of HBI. HBI's consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. Under its tax sharing agreement with HBI, HCC provides and remits income taxes to or receives an income tax benefit from HBI. Income tax expense computed at the statutory rate of 35% differs from reported

income tax expense principally because of tax-exempt interest income earned on securities owned by HCC. Income taxes received, net of payments, by HCC, from HBI in 2004 were $2,330.

At December 31, 2004, HCC had a net deferred tax liability of $349,676. Deferred tax amounts relate primarily to employee benefit expenses, depreciation of fixed assets, and accrued expenses. At December 31, 2004, the net deferred taxes are included in liabilities as Income taxes payable to parent.

8. CREDIT ARRANGEMENT WITH HBI

During 2004, HCC established a $100 million revolving debt agreement with HBI. Under the terms of this agreement, amounts borrowed carry a variable rate of interest at 40 basis points above the one-month London InterBank Offered Rate ("LIBOR"). Interest is payable on the last day of each calendar quarter and at final maturity. Principal is payable at maturity, which is January 2, 2006. This arrangement also carries an annual fee of seven basis points, which is payable quarterly beginning March 31, 2005. As of December 31, 2004, there were no borrowings under this agreement.

HCC also has a $35,000,000 revolving debt agreement with Huntington Bancshares Financial Corporation ("HBFC"), a non-bank wholly owned subsidiary of HBI. This agreement carries an interest rate of 25 basis points above the weighted average daily rate of all outstanding HBFC commercial paper and matures on June 30, 2005. No borrowings were outstanding under this agreement as of December 31, 2004.

9. SUBORDINATED NOTE PAYABLE TO AFFILIATE

HCC's $5,000,000 subordinated borrowing carries a rate of interest at 55 basis points above three-month LIBOR, which is adjusted quarterly, and is payable to HBI. The note matures on January 31, 2009, and is subordinate to claims of general creditors. The subordinated borrowing is covered by an agreement approved by the National Association of Securities Dealers ("NASD") and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that the borrowing is required for HCC's continued compliance with minimum net capital requirements, it may not be repaid. There was no change in the subordinated borrowing balance during the year ended December 31, 2004.

10. RELATED PARTY TRANSACTIONS

HNB, HBI, and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HCC. Eligible employees of HCC participate in the employee benefit programs of HBI. In addition, officers and other key employees of HCC are also covered under HBI's stock option plans.

11. COMMITMENTS AND CONTINGENCIES

HCC has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to resell, securities sold but not yet purchased, and repurchase agreements. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon HCC's statement of financial condition.

12. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, HCC's clearing activities involve the execution, settlement, and financing of various customer, correspondent, and proprietary securities transactions. These activities may expose HCC to risk in the event the customer or counterparty is unable to satisfy its contracted obligations and HCC has to purchase or sell the financial instrument underlying a contract at unfavorable market prices.

HCC is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HCC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HCC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

13. NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, HCC is required to maintain minimum net capital, as defined under such rule. At December 31, 2004, HCC had regulatory net capital of $13,257,601 or an excess of $13,007,601 over required net capital of $250,000 (the greater of $250,000 or 6.667% of aggregate indebtedness). In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1500%, of net capital. At December 31, 2004, the ratio of aggregate indebtedness to net capital was 7%.

* * * * * *

Deloitte.

Deloitte & Touche LLP
155 East Broad Street
Columbus, OH 43215-3611
USA

Tel: +1 614 221 1000
Fax: +1 614 229 4647
www.deloitte.com

February 25, 2005

Board of Directors and Stockholder
Huntington Capital Corp.

In planning and performing our audit of the financial statements of Huntington Capital Corp. (the "Company") a wholly owned subsidiary of Huntington Bancshares Incorporated, for the year ended December 31, 2004 (on which we issued our report dated February 25, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that

misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulations, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP